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AUG 24 2009

Washington, DC
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09042089

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SEC FILE NUMBER
8- 51550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue, Suite 1100
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling 615-467-3514
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road	Nashville	TN	37228
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel D. Oertling, Vice President of Finance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

VP Finance

Title

Notary Public

ANGELA C. BATES
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY, TENN.

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2009, and the related statements of operations, changes in member's equity, changes in subordinated borrowings and cash flows for year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avondale Partners, LLC as of June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
August 20, 2009

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash	$ 3,651,230
Deposits with clearing broker	1,425,331
Receivable from clearing broker	743,548
Receivables from clients	1,013,813
Receivables from related parties - Note 7	48,233
Marketable securities - Note 4	123,642
Receivables from employee	50,117
Prepaid expenses and other assets - Note 5	346,356
Furniture, equipment and improvements - at cost, less accumulated depreciation - Note 6	403,912
TOTAL ASSETS	$ 7,806,182

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses - Note 11	$ 3,619,050
Marketable securities sold, not yet purchased - Note 4	87,444
TOTAL LIABILITIES	3,706,494
COMMITMENTS - Note 8	
MEMBER'S EQUITY	4,099,688
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,806,182

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2009

REVENUES	
Commission income	$ 14,114,844
Principal transactions	4,377,351
Investment banking income	3,859,628
Interest and dividend income	111,850
Other - Note 8	213,661
TOTAL REVENUES	22,677,334
EXPENSES	
Floor brokerage and clearance fees	1,852,720
Compensation and benefits - Note 7	15,602,638
Communication and technology	1,727,797
Advertising and market development	1,197,706
Occupancy	1,248,635
Interest	11,081
Other	980,744
TOTAL EXPENSES	22,621,321
NET INCOME	$ 56,013

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2009

BALANCE - JULY 1, 2008	$ 4,235,907
Capital contributions by member	272,542
Cash distributions to member	(464,774)
Net income for the year	56,013
BALANCE - JUNE 30, 2009	$ 4,099,688

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED JUNE 30, 2009

BALANCE - JULY 1, 2008	$ -
Increase in subordinated borrowings	3,000,000
Decrease in subordinated borrowings	(3,000,000)
BALANCE - JUNE 30, 2009	$ -

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2009

OPERATING ACTIVITIES	
Net income	$ 56,013
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	231,323
Loss on disposal of furniture and equipment	1,259
(Increase) decrease in operating assets:	
Deposits with clearing broker	(373,229)
Receivable from clearing broker	28,081
Receivables from clients	(443,772)
Receivables from related parties	332,897
Receivables from employee	(50,117)
Marketable securities	590,619
Prepaid expenses and other assets	(30,780)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	100,810
Marketable securities sold, not yet purchased	77,798
Total Adjustments	464,889
NET CASH PROVIDED BY OPERATING ACTIVITIES	520,902
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(223,206)
Proceeds from sale of furniture and equipment	1,400
NET CASH USED IN INVESTING ACTIVITIES	(221,806)

(continued on next page)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED JUNE 30, 2009

FINANCING ACTIVITIES	
Capital contributions by member	$ 272,542
Cash distributions to member	(464,774)
Proceeds from subordinated borrowings	3,000,000
Payments of subordinated borrowings	(3,000,000)
NET CASH USED IN FINANCING ACTIVITIES	(192,232)
NET INCREASE IN CASH	106,864
CASH - beginning of year	3,544,366
CASH - end of year	$ 3,651,230

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash payments for:	
Interest expense	$ 11,081
State income taxes paid	$ 32,550

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly-owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company is engaged in three primary lines of business as a securities broker-dealer, which include equity research, investment banking and equity capital markets, primarily for institutional investors. The Company is headquartered in Nashville, Tennessee, with offices in seven major cities throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At June 30, 2009, the Company had no cash equivalents.

Deposits with clearing broker

In connection with its proprietary account with National Financial Services, LLC, the Company is required to maintain a deposit account equal to or greater than the margin requirements on securities, with a minimum balance of $100,000.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company's trading activities are cleared through National Financial Services, LLC.

Marketable securities are valued at market value, and securities not readily marketable (if any) are valued at estimated fair value as determined by management. Marketable securities sold, not yet purchased are reported at the current market value at which the related securities could be purchased on the measurement date. See Note 4 for additional information.

Furniture, equipment and improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid expenses and other assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Advertising and market development costs

Advertising and market development costs are expensed as incurred.

Income taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Interest income is accrued and recognized in the period earned. Dividends are recognized on the ex-dividend date.

Principal transaction revenues are recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and are comprised of realized and unrealized gains (losses).

Investment banking income includes gains, losses, and fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. The Company recognizes investment banking income on the offering date, sales commissions on the trade date, and underwriting fees at the time the underwriting is completed and income is reasonably determinable. Retainers are recognized in the period received or receivable.

Other income results primarily from the sublease of a portion of the Company's Nashville office space.

Payments to members of related parties

Payments to members of related party limited liability companies are intended as compensation for services rendered and are accounted for as compensation and benefits expense rather than allocations of net income or loss.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2010 annual financial statements. The provisions of FIN 48 are to be applied to all tax positions upon initial application of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption. Prior to adopting FIN 48, the Company will continue to evaluate uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies.* SFAS No. 5 requires annual accrual for losses that are considered probable and can be reasonably estimated, or disclosure for losses that are considered reasonably possible and/or cannot be reasonably estimated.

The Company is currently evaluating the impact, if any, of the adoption of this pronouncement on the financial statements.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash accounts at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Emergency Economic Stabilization Act of 2008 temporarily increased FDIC coverage from $100,000 to $250,000 per depositor, effective October 3, 2008 through December 31, 2009. On May 20, 2009, the Helping Families Save Their Homes Act extended the temporary increase in FDIC coverage through December 31, 2013. On October 14, 2008, the FDIC announced the "Temporary Liquidity Guarantee Program." Under the program, all non-interest bearing funds held by qualifying institutions for the period from October 14, 2008 through December 31, 2009 are fully insured. One of the Company's accounts qualified for this program. The remaining depositor accounts were covered by general FDIC coverage up to statutory limits. As of June 30, 2009, the Company had approximately $1,343,000 in uninsured balances per bank. In considering the credit risk, the Company periodically evaluates the stability of its financial institutions. The Company has not experienced any losses in such accounts, and its management believes cash is not exposed to significant credit risk.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation (SIPC). SIPC protects each customer's account up to $500,000, limited to $100,000 on claims for cash. Accounts held by the broker-dealer are also covered through the Customer Asset Protection Company. Under this program, cash and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 4 - FAIR VALUE MEASUREMENTS

Effective July 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), for financial assets and financial liabilities. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. SFAS 157-2, *Effective Date of FASB Statement No. 157*, the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities, until July 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The application of SFAS No. 157 in situations where the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, in October 2008. FSP No. SFAS 157-3 became effective immediately and did not significantly affect the methods by which the Company determines the fair values of its financial assets.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability is not adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances. In that regard, SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

A description of the valuation methodologies used for instruments measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value effective July 1, 2008. In general, fair value is based on quoted market prices, where available. If such quoted market prices are not available, fair value is based on internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets measured at fair value on a recurring basis include the following:

Marketable securities and marketable securities sold, not yet purchased - Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities, certificates of deposit, and certain other products, such as corporate bonds and mutual funds. If quoted market prices are not available, the fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows and are classified within Level 2 of the valuation hierarchy.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Marketable securities	$ 123,642	$ -	$ -	$ 123,642
Marketable securities sold, not yet purchased	$ (87,444)	$ -	$ -	$ (87,444)

NOTE 4 - FAIR VALUE MEASUREMENTS (CONTINUED)

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The Company has no financial assets or liabilities that are measured on a non-recurring basis.

NOTE 5 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at June 30, 2009:

Prepaid insurance and medical benefits	$ 76,667
Miscellaneous other prepaid expenses	121,267
Prepaid quote and data subscriptions	19,596
Prepaid rent	101,772
Deposits	27,054
Total	$ 346,356

NOTE 6 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2009:

Furniture and fixtures	$ 263,127
Technology equipment	755,010
Office equipment	108,606
Leasehold improvements	397,319
	1,524,062
Accumulated depreciation	(1,120,150)
Furniture, equipment and improvements, net	$ 403,912

Depreciation expense for the year ended June 30, 2009, totaled $231,323.

NOTE 7 - TRANSACTIONS WITH AFFILIATES

Receivables from related parties

During 2009, the Company paid various expenses on behalf of related parties. As of June 30, 2009, net receivables from related parties totaled $48,233 of which approximately $4,232 is due to the owner of the Company.

Payments to members of related parties

During the year ended June 30, 2009, the Company paid or accrued compensation and guaranteed payments totaling approximately $8,852,000 to employees who are also members of related party limited liability companies.

NOTE 8 - COMMITMENTS

The Company leases office space in and around Nashville, Tennessee; San Diego, California; St. Louis, Missouri; Boston, Massachusetts; Kansas City, Kansas; Baltimore, Maryland; and Philadelphia, Pennsylvania, under non-cancelable operating leases that expire at various times through February 2021. Office space at all other locations is leased on a month-to-month basis. The Company subleases a portion of its San Diego office space to an outside party under a non-cancelable sublease agreement, which expires in May 2012.

Certain of the leases provide for escalating rental rates over the lease term and/or a build-out allowance for leasehold improvements made by the Company. Rental expense pertaining to these leases is recognized on the straight-line method over the lease term.

NOTE 8 - COMMITMENTS (CONTINUED)

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next four fiscal years.

As of June 30, 2009, aggregate future lease and sublease commitments are as follows:

	Total Lease Commitments	Sublease Commitments	Net Commitment
Year Ending June 30,			
2010	$ 1,083,160	$ (66,668)	$ 1,016,492
2011	1,066,196	(78,435)	987,761
2012	1,011,508	(70,471)	941,037
2013	919,702	-	919,702
2014	887,654	-	887,654
Thereafter	6,483,881	-	6,483,881
Total	$ 11,452,101	$ (215,574)	$ 11,236,527

Total expense incurred under all such agreements for the year ended June 30, 2009, amounted to $1,121,578. Total sublease income for the year ended June 30, 2009, amounted to $181,949, which is included in other income.

NOTE 9 - SUBORDINATED BORROWINGS

During 2009, the Company obtained a $3,000,000 subordinated loan from a financial institution. Subordinated borrowings are includable in the computation of net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of June 30, 2009, there were no such borrowings outstanding. Subsequent to year end, the Company obtained a $3,000,000 subordinated loan from a financial institution with a forty-five day maturity to facilitate the Company's participation in a securities underwriting.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had regulatory net capital of $2,391,033, which was $2,149,763 in excess of its required net capital of $241,270. The Company's percentage of aggregate indebtedness to net capital ratio was 151%.

NOTE 11 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2009:

Accounts payable - trade	$ 317,620
Accounts payable - clearing brokers	55,177
Accrued bonuses and payroll	2,055,436
Accrued rent	448,204
Other accrued expenses	742,613
Total	$ 3,619,050

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees. There were no employer matching or other funds deposited into the plan during the year.

SUPPLEMENTAL SCHEDULES

AVONDALE PARTNERS, LLC

COMPUTATION OF NET CAPITAL

AS OF JUNE 30, 2009

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 4,099,688
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition	(1,681,529)
Unsecured debit	(100)
Total deductions and/or charges	(1,681,629)
Net capital before haircuts on securities positions	2,418,059
Haircuts on securities	(27,026)
Net Capital	$ 2,391,033
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 3,619,050
Total aggregate indebtedness	$ 3,619,050
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 241,270
Excess net capital	$ 2,149,763
Excess net capital at 1000%	$ 2,029,128
Percentage of aggregate indebtedness to net capital	151

AVONDALE PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

JUNE 30, 2009

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2009

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF JUNE 30, 2009

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2009)

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 2,391,033
Net audit adjustments	-
Net capital per audit	$ 2,391,033

AVONDALE PARTNERS, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

JUNE 30, 2009

Not applicable

AVONDALE PARTNERS, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

JUNE 30, 2009

None.

OTHER REPORT

KraftCPAs PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of Avondale Partners, LLC (the "Company") as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee and Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
August 20, 2009

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT AUDITORS' REPORTS

JUNE 30, 2009

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES AND INDEPENDENT AUDITORS' REPORTS

JUNE 30, 2009

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